EXHIBIT B

Quantitative Group of Funds d/b/a Quant Funds

Certificate of Secretary

THE UNDERSIGNED, Sandra I. Madden, Clerk of Quant Funds, a Massachusetts business trust, certifies that the following resolutions were duly adopted by the Board of Trustees, including a majority of the Trustees who are not “interested persons,” at a meeting held on April 29, 2008.

RESOLVED, that, due consideration having been given to the value of the aggregate assets of the Funds to which any officer or employee of the Trust may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Funds, it is hereby determined that the continued maintenance of the joint fidelity bond in the amount of $2,000,000 issued by ICI Mutual in favor of the insureds named therein, including the Trust, will adequately protect the Trust against larceny and embezzlement by any officer or employee of the Trust; and it is

FUTHER RESOLVED, that, due consideration having been given to the number of other parties named as insureds, in such bond, the nature of the business activities of the only other party named, the amount of the premium for such bond, the ratable allocation of the premium among the parties named as insureds and the extent to which the share of the premium allocated to the Funds is less than a premium the Funds would have to pay if it provided and maintained a single insured bond in the amount of $2,000,000, all as reported to this Board, it is hereby determined that the portion of the premium for such bond to be paid by the Trust and each of its Funds is fair and reasonable; and it is

FURTHER RESOLVED, that Sandra I. Madden, or any other person serving as the Clerk of the Trust, or her designee, be, and hereby is, designated and authorized to file the fidelity bond with the SEC.

/s/ Sandra I. Madden

Sandra I. Madden

Clerk